

January 6, 2011

David Pearce
Chief Financial Officer
Dover Saddlery, Inc.
525 Great Road
Littleton, MA 01460

Re: **Dover Saddlery, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2009
        Filed March 31, 2010
        Form 10-Q for the Quarter Ended June 30, 2010
        Filed August 13, 2010
        Definitive Proxy Statement filed on Schedule 14A
        Filed April 14, 2010
        File No. 000-51624

Dear Mr. Pearce:

      We have reviewed your response dated December 10, 2010 and have the following comment.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2010

Note H. Investment in Affiliate, page 9

1.   We note your response to comment six from our letter dated November 29, 2010. It is not evident from your response whether you determined summarized financial data was required for Hobby Horse Clothing Company, Inc. in your Forms 10-Q for the periods ended June 30, 2010 and September 30, 2010. Equity income from Hobby Horse Clothing Company, Inc. was in excess of twenty percent of your income from continuing operations before tax for the interim periods ended June 30, 2010 and September 30, 2010. Please show us what your disclosure would look like had you provided the summarized financial data required by Rule 8-03(b)(3) of Regulation S-X. If your investment in Hobby Horse Clothing Company, Inc. continues to meet the significance tests as set forth in Rule 8-03(b)(3) of Regulation S-X, you should provide summarized

financial data in your Form 10-K for the year ended December 31, 2010 and in future filings as appropriate. Please also refer to FASB ASC 323-10-50.

You may contact Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief